UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      December 1, 2006

via U.S. mail and facsimile

Mr. Paul Uppal
President and Chief Executive Officer
Liberty Petroleum Inc.
999 West Broadway, Suite 720
Vancouver, British Columbia V5Z 1K5

      Re:	Liberty Petroleum Inc.
      	Amendment No. 1 to Form F-1
      	Filed November 13, 2006
      	File No. 333-137571

Dear Mr. Uppal:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide updated consents with your next amendment.
2. Ensure that you fully respond to staff comments, rather than making changes at only one place in your document. For example, we note related language at pages
31 and 34 and therefore reissue prior comment 2. Similarly, you retain language throughout the document, including at page 5, 29 and
30, which omits the important restriction on the company`s right to repurchase the shares that was the subject of prior comment 3. Please revise.
3. Revise to eliminate inconsistencies and gaps in your disclosure.
For example, at pages 30 and 40 you provide different purchase prices for the shares issued in April 2005. Similarly, you need to provide greater detail regarding your particular plans for the next 12 months, including when the 12-18 month period to which you refer at page 21 began or is to begin. We may have additional comments.
4. We note your responses to prior comments 4 and 5. If true, provide enhanced disclosure to make clear that unaffiliated stockholders have no protection against the company`s future potential decision to repurchase the shares of the two directors pursuant to current or potentially modified contracts, even if such repurchase would essentially use all or substantially all of the company`s working capital and essentially cause the company to become insolvent.
5. Quantify the amount of profit each director stands to make in the event his shares are repurchased by the company. Expand the risk factor discussion relating to the potential repurchase, place it under a separate and appropriate caption, and move it so that it is among the first risk factors you discuss.

Summary Financial Information
6. Please explain why the summary financial information is qualified in its entirety by reference to your financial statements.

Risks Relating to Our Company, page 8
7. Please expand your risk factor disclosures to highlight that once drilling begins, you are required to dewater the wells for a year on average before maximum methane production begins. Please explain how the requirement to dewater your wells impacts your liquidity. We note your related disclosure on page 23.

Financial Statements

Nine Months Ended September 30, 2006

Note 2 - Significant Accounting Policies, page 48
8. We note your disclosure that you use the full cost method to record your oil and gas exploration and development activities. We also note that you will expense all costs related to the exploration of oil and has claims. Please revise your disclosure to explain how you have accounted for the transactions that are reported in your financial statements and clarify the nature of the property payments and exploration expenditures which you report as expenses for the period ended September 30, 2006. Refer to paragraph 8 of AcG 16 for
Canadian GAAP.

Note 4 - United States Generally Accepted Accounting Principles,
page
48
9. We note your response to our prior comment number 20. It appears from your disclosure added in Note 4, that for Canadian GAAP, acquisition costs and exploration expenditures of resource properties are capitalized. Please explain why you have expensed such costs in your financial statements for the period ended September 30, 2006 under Canadian GAAP.
10. It appears you are citing the guidance contained in SEC
Industry
Guide 7. Please explain why you are referring to this guidance as it is applicable to enterprises in the mining industry. Please refer to
SEC Industry Guide 2 and Rule 4-10 of Regulation S-X for US GAAP pertaining to companies in the oil and gas industry.
11. Please indicate the accounting method that you use to account for your oil and gas operations under US GAAP.

Period Ended December 31, 2005

Note 2 - Significant Accounting Policies

(b) Mineral property payments
12. We note your response to our prior comment number 22 and are unable to agree with your conclusions. For Canadian GAAP, your response addresses mineral exploration costs. Please address the accounting under Canadian GAAP with respect to property or mineral rights acquisition costs. In addition, for U.S. GAAP purposes, please refer to the guidance of paragraph 9 of EITF 04-2, and tell us why you believe your property/mineral rights acquisition costs should be expensed as incurred.

Note 7 - Differences between Canadian and US GAAP, page 63
13. We note your response to our prior comment number 23. We reissue that comment in its entirety.


Closing Comments

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Stertzel at (202) 551-3723, or in his absence, Jill Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,



	H. Roger Schwall
	Assistant Director

cc:	David Lubin & Associates
      K. Stertzel
      D. Levy
      T. Levenberg




Mr. Paul Uppal
Liberty Petroleum Inc.
December 1, 2006
Page 5